UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25
Commission File Number  333-153574
NOTIFICATION OF LATE FILING

(Check one:)	☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR

For Period Ended: April 30, 2009
☒ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended: January 1, 2010

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:      _________________________________

PART I — REGISTRANT INFORMATION

China Executive Education Corp
Full Name of Registrant

On Demand Heavy Duty Corp
Former Name if Applicable

Hangzhou MYL Business Administration Consulting Co. Ltd., Room 307, Hualong Business Building, 110 Moganshan Road
Address of Principal Executive Office (Street and Number)

Hangzhou, P. R. China 310005
City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

    The Registrant is unable to file its Transition Report on Form 10-K for the period ended January 1, 2010 without unreasonable effort and expense because of the unavailability of certain information that may materially affect the disclosure contained in the report.  The additional time is necessary to ensure the filing of a complete and accurate Transition Report on Form 10-K.  The Registrant fully expects to be able to file within the additional time allowed by this report.

PART IV - OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Jie Xiu	(212)	704-6018
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

    Significant change in results of operations from the corresponding period for the last fiscal year will be reflected in the subject report as the Registrant completed a reverse merger on February 12, 2010 and the subject report will contain pro forma financial statements of the Registrant for the fiscal year ended December 31, 2009. The Registrant expects to file its Transition Report on a Form 10-K within 15 calendar days of the prescribed due date.

China Executive Education Corp.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	March 31, 2010	By	/s/ Kaien Liang
		Name: Title:	Kaien Liang Chief Executive Officer